EXHIBIT 99.5

                                                                PRELIMINARY COPY

                                     [LOGO]

                              DYNAMOTION/ATI CORP.
                            1639 East Edinger Avenue
                           Santa Ana, California 92705
                                 April __, 1997


Dear Dynamotion Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of Dynamotion/ATI Corp. (the "Special Meeting"), which will be held at _____________, _____________, California, on May __, 1997, commencing at 8:00
a.m. local time.

     At the Special Meeting, you will be asked to consider and vote on: (i) a proposal to approve and adopt the Agreement of Reorganization and Merger (the "Merger Agreement") dated as of January 24, 1997 entered into by Dynamotion/ATI Corp. ("Dynamotion"), Electro Scientific Industries, Inc. ("ESI"), Dynamotion Merger Corp., a wholly-owned subsidiary of ESI ("Merger Corp."), and certain key shareholders of Dynamotion, to approve and adopt the related Plan of Merger ("Plan of Merger"), and to approve the merger of Dynamotion with and into Merger Corp. (the "Merger") pursuant to the Merger Agreement and the Plan of Merger (the foregoing proposal is hereinafter referred to as the "Merger Proposal");
(ii) a proposal to amend Dynamotion's Certificate of Incorporation (the "Certificate") to provide that if the Merger Proposal is approved and the Merger occurs, immediately before the consummation of the Merger, each share of the outstanding Class A Non-Cumulative Redeemable Convertible Preferred Shares of Dynamotion, par value $0.01 per share ("Class A Stock"), will automatically convert into (a) 1.05 Common Shares of Dynamotion, par value $0.04 per share ("Dynamotion Common Stock"), and (b) cash in the amount of $0.10 representing the redemption price for the two Class A Redeemable Common Stock Purchase Warrants ("Z Warrants") that would have been issued with respect to such share of Class A Stock under the existing conversion provisions of the Certificate (the foregoing proposal is hereinafter referred to as the "Class A Conversion Proposal"); and (iii) a proposal to amend Dynamotion's Certificate to provide that if the Merger Proposal is approved and the Merger occurs, immediately before the consummation of the Merger, each share of the outstanding Class B Cumulative Convertible Preferred Shares of Dynamotion, par value $0.01 per share ("Class B Stock"), will automatically convert into (a) 0.990904 of a share of Dynamotion Common Stock, and (b) cash in an amount equal to the accrued dividends that the holder of such share of Class B Stock will be entitled to on such share of Class B Stock as of the date the automatic conversion occurs (the foregoing proposal is hereinafter referred to as the "Class B Conversion Proposal;" the Class A Conversion Proposal and Class B Conversion Proposal are hereinafter referred to collectively as the "Conversion Proposals").

     If the Conversion Proposals are not approved, the Merger will not occur; the approval of the Conversion Proposals is an essential condition precedent to the Merger. If the Merger Proposal and the Conversion Proposals are approved and become effective, Dynamotion will be merged with and into Merger Corp., a wholly-owned subsidiary of ESI formed for this purpose, with Merger Corp. continuing as the surviving corporation, and each share of Dynamotion Common Stock will be converted into the right to receive a fraction of a share of Common Stock, no par value, of ESI, determined in accordance with a conversion ratio formula specified in the Merger Agreement. If the Merger Proposal and Conversion Proposals are approved by Dynamotion's shareholders at the Special Meeting and the other conditions necessary to consummate the Merger are satisfied, ESI and Dynamotion expect that it will take between seven and 14 days to complete the Merger. Accordingly, the Merger is expected to be consummated on or about May __, 1997, or as soon thereafter as practicable after satisfaction of all necessary closing conditions.

     The purpose of the Conversion Proposals is to simplify the capital structure of Dynamotion by providing for the conversion of all outstanding shares of Class A Stock and Class B Stock into Dynamotion Common Stock immediately before the Merger takes effect. In addition, the conversion of all outstanding shares of Class A Stock into Dynamotion Common Stock will fulfill a condition necessary to enable Dynamotion to redeem all outstanding Z Warrants. Accordingly, after the automatic conversion of the Class A Stock into Dynamotion Common Stock immediately before the Merger pursuant to the Conversion Proposals, Dynamotion will redeem all of the outstanding Z Warrants in accordance with their terms.

     After careful consideration, your Board of Directors has unanimously approved the Merger Proposal and the Conversion Proposals and has concluded that they are in the best interests of Dynamotion and its shareholders. Your Board of Directors unanimously recommends a vote in favor of approving and adopting the Merger Proposal and the Conversion Proposals.

     In the material accompanying this letter, you will find a Notice of Special Meeting of Shareholders, a Proxy Statement/Prospectus relating to the actions to be taken by Dynamotion Shareholders at the Special Meeting and a proxy. The Proxy Statement/Prospectus more fully describes the proposed Merger and information about Dynamotion and ESI. Please read it carefully.

     We hope that you will be able to attend the Special Meeting in person. However, whether or not you plan to attend the Special Meeting, please complete, sign, and date your proxy and return it in the enclosed envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy. It is important that your shares be represented and voted at the Special Meeting.


                                   Sincerely,




Santa Ana, California              Jon R. Hopper
April __, 1997                     Chairman, President and
                                   Chief Executive Officer